TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

June 30, 2026

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:    ALITHYA GROUP INC.
    Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.
We advise the following with respect to the upcoming Annual General Meeting of Security Holders for the subject issuer:

1	ISIN:	CA01643B1067 CA01643B2057
	CUSIP:	01643B106 01643B205
2	Date Fixed for the Meeting:	September 9, 2026
3	Record Date for Notice:	July 13, 2026
4	Record Date for Voting:	July 13, 2026
5	Beneficial Ownership Determination Date:	July 13, 2026
6	Classes or Series of Securities that entitle	CLASS A SUBORDINATE VOTING SHARES
	the holder to receive Notice of the Meeting:	CLASS B MULTIPLE VOTING SHARES
7	Classes or Series of Securities that entitle	CLASS A SUBORDINATE VOTING SHARES
	the holder to vote at the meeting:	CLASS B MULTIPLE VOTING SHARES
8	Business to be conducted at the meeting:	Annual General
9	Notice-and-Access: Registered Shareholders:	YES
	Beneficial Holders: Stratification Level:	YES Not Applicable
10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	YES
11	Issuer paying for delivery to Objecting Beneficial Owners:	YES
Yours truly,
TSX Trust Company

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